

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 11, 2007

Mr. Hua Yang
Chief Financial Officer and Executive Vice President
CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road, Central Hong Kong

> **Re: CNOOC Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 26, 2006**

Dear Mr. Yang:

We have reviewed your filing and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1. We note from public reports that you may have signed a preliminary agreement to develop Iran's Northern Pars gas field. We also note public reports that you or your affiliates have previously invested in Iran, and that you have invested in Syria and Sudan. Iran, Syria and Sudan are identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department's Bureau of Industry and Security and the U.S. Treasury Department's Office of Foreign Assets Control. Your Form 20-F does not contain disclosure of activities associated with Iran, Syria or Sudan. Please describe your current, past and anticipated operations in and contacts with Iran, Syria and Sudan, including through affiliates and other direct and indirect arrangements. Tell us whether, and explain the extent to which, the governments of Iran, Syria and Sudan, or entities controlled by them, receive financing or act as intermediaries in connection with any such operations.

2.   Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the countries' status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.

3.   Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Iran, Syria and Sudan. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

        We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that Vermont's Pension Investment Committee has adopted a resolution restricting investments in companies and governments linked to terrorist or genocidal activities, and that those restrictions cover Iran, Syria and Sudan. California, Connecticut, Illinois, Maine, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Iran, Syria and Sudan.

4.   Please also address the impact of your regulatory compliance programs that cover operations and contacts associated with these countries, and any internal risk assessment undertaken in connection with business in those countries. In this regard, please address the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

5.   With respect to your discussion in response to comments one and four above, we note that your risk factor on page 15, "Some foreign countries and regions…", identifies six countries, but not Iran, Syria or Sudan, with which China has

amicable relationships but that may be subject to trade or economic sanctions imposed from time to time by other countries. The risk factor also states that you may be "affected by trade or economic sanctions that may be imposed by other countries due to their deteriorated relations with each other." Please advise us of the reasons you do not identify your contacts with Iran, Syria or Sudan in the risk factor.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact James Lopez at (202) 551-3723 if you have questions regarding these comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief